# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Allied Gaming & Entertainment Inc., CIK 0001708341
CUSIP: 01915A109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 745 FIFTH AVENUE, SUITE 500, NEW YORK, New York (NY), 10151
Date of event which requires filing of this statement: 08/29/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002088234

## Reporting persons
- Greater Kansas City Community Foundation: type of reporting person: corporation (CO); citizenship or place of organization: Missouri (MO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Greater Horizons: type of reporting person: corporation (CO); citizenship or place of organization: Missouri (MO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Allied Gaming & Entertainment Inc.
Address of issuer's principal executive offices: 745 FIFTH AVENUE, SUITE 500, NEW YORK, NEW YORK, 10151.

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Greater Horizons and The Greater Kansas City Community Foundation (each, a ?Reporting Person?).
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is

1055 Broadway Blvd., Suite 130, Kansas City, Missouri, 64105
Citizenship: Each of the Reporting Persons is a Nonprofit Corporation organized under the laws of the State of Missouri

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The Greater Kansas City Community Foundation is the sole Member of Greater Horizons. The Greater Kansas Community Foundation is managed by an 18-member board of directors. Action by the board of directors is by simple majority vote. No individual director has voting or dispositive control over the reported securities and, therefore, no individual director has or shares beneficial ownership of such securities and this Statement shall not be construed as an admission of beneficial ownership that any individual manager of the Reporting Person is a beneficial owner of any of the securities covered by this Statement.

On August 29, 2025, Greater Horizons received a gift of 3,800,000 shares of Common Stock of the Issuer for no consideration, representing 9.99% of the outstanding Common Stock of the Issuer. On September 12, 2025, Greater Horizons sold all 3,800,000 shares in open market transactions.

The ownership percentages reported in this Statement are based on 38,018,882 shares of Common Stock outstanding as of August 12, 2025, as reported by the Issuer pursuant to that certain Form 10-Q filed on August 14, 2025.

(c) the information contained on the cover pages to this Schedule 13G is incorporated in this statement by reference.
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Greater Kansas City Community Foundation: /s/ William M Corbett III, Vice President of Investments (09/30/2025)
- Greater Horizons: /s/ William M. Corbett III, Vice President of Investments (09/30/2025)